Exhibit 17.1

November 19, 2014

To the Members of the Board of Directors of
Brooklyn Cheesecake & Desserts Company, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my position as a director of Brooklyn Cheesecake & Desserts Company, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Anthony Merante
Anthony Merante